April 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Robert Augustin,
Abby Adams

Re:	Quantumzyme Corp.
Offering Statement on Form 1-A
Filed February 29, 2024
File No. 024-12403

Ladies and Gentlemen:

We are submitting this letter on behalf of Quantumzyme Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 18, 2024, relating to the Company’s Offering Statement on Form 1-A (File No. 024-12403) filed with the Commission on February 29, 2024 (the “Offering Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Additionally, the Company has amended its Offering Statement to reflect and address Staff’s comments as necessary, the Company’s Amendment No. 2 to the Offering Statement (“Amendment No. 2”) is being filed concurrently herewith.

Amendment No. 1 to Offering Statement on Form 1A submitted April 3, 2024

Cover Page

1. We reissue comment 1. Please revise the chart on the cover page and on page 9 to clarify the conversion ratios and the meaning of "NTL."

In response to the Staff’s comment, the Company has clarified the conversion ratios, and has removed the word “NIL” with the word “None.”

Description of Business

Company Overview, page 21

2. We note your disclosure on pages 31 that you plan “to establish [y]ourselves as industry leaders by solving complex chemistry problems in the pharmaceutical, fragrances, and flavors sectors." Additionally, on page 26 when referring to your Scientific Advisory Board, you state that it "consists of world class scientist." For all statements throughout the offering statement regarding industry leadership, please substantiate your claims or remove such statements. In addition, where you disclose these statements, please briefly describe how you will measure and compared against other companies.

In response to the Staff’s comment, the Company has generally revised the Company Overview disclosure to remove all statements regarding “industry leadership”. Additionally, we have added disclosure relating to how we compare to other companies in the industry, see page 26.

3. We note the revised disclosure on page 21. Please revise to identify your first product, which you describe as "an enzyme engineered for use in pharmaceutical API production," where "API" is defined as active pharmaceutical ingredients. On page 25, you state that "the first developed biocatalyst is for Ibuprofen." Clarify if that is your product, and if it is your first product, please revise page 21 accordingly.

In response to the Staff’s comment, the Company has revised the Company Overview disclosure to clarify that we have developed our first product, see page 21.

The Quantumzyme Solution, page 25

4. We note your response to our previous comments 2 and 3 and reissue the comments It is unclear where in the document you have described your current programs. Please revise the document to clarify how many programs you have underway. For the phases described on page 25, describe the current phase for each program. Please explain how you use the OZyme Workbench in relation to your product development and/or these phases, to the extent you do. It is unclear how these items relate to one another. On page 21, where you state that your first product "has been validated in the lab and is ready for commercial application and launch," please revise to clarify what you mean by "validated." In addition, revise the last two sentences to identify the product, the type of manufacturers, pharmaceuticals, distributors and enzymes and the relevant markets.

In response to the Staff’s comment, the Company has revised the Quantumzyme Solution disclosure to remove reference to our “technology” and to remove the word “validated”.

USA and Europe, page 27

5. We note your revised disclosure to our previous comment 6 relating to government regulations applicable to the bioengineer enzymes industry. Please expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture of your products or related, health and safety and environmental laws or regulations that are material to your business, for example, in those countries where you plan to operate or market your products.

In response to the Staff’s comment, the Company has revised this section to include more specificity of the approval process in the US and Europe.

Report of Independent Registered Public Accounting Firm, page 53

6. We note that the Public Company Accounting Oversight Board (“PCAOB”) has revoked the registration of your auditor, Gries & Associates, LLC. You can find a copy of the order on the PCAOB’s website at https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/1052024011 grie s. pdf?sfvrsn=b9b25830_4. As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents that reference PCAOB standards in your filings with the Commission on or after the date of deregistration. We also note that in Part I, Item 4 you checked the box that this is a Tier 1 offering, and as permitted, you have included unaudited financial statements. Furthermore, we note that on page 58 of the offering circular you referred to the financial statements as unaudited in the heading to the notes of the July 31, 2023 and 2022 financial statements. Please revise your filing to remove the audit report from Gries & Associates, LLC and label each of the primary financial statements as unaudited.

In response to the Staff’s comment, the Company has revised the Offering Statement to remove the audit report and labeled each primary financial statement as “unaudited”.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 954-903-7856.

Very Truly Yours,

By:	/s/ Jonathan Leinwand
Jonathan Leinwand, Esq.

Cc: Quantumzyme Corp.

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